CANADIAN NATURAL RESOURCES LIMITED
PRICES C$1,650 MILLION IN 3, 5 AND 10 YEAR MEDIUM-TERM NOTES
CALGARY, ALBERTA – DECEMBER 4, 2025 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on December 4, 2025, it priced the following medium-term notes ("Notes") which were sold to investors in Canada:

Note / Coupon	Principal	Maturity	Price per Note	Yield to Maturity
3 year / 3.30%	C$550,000,000	December 8, 2028	C$99.887	3.340%
5 year / 3.75%	C$550,000,000	February 8, 2031	C$99.781	3.798%
10 year / 4.55%	C$550,000,000	February 8, 2036	C$99.700	4.588%
CIBC Capital Markets, TD Securities Inc., and Scotia Capital Inc. acted as joint lead agents and joint book-runners for the offering of the Notes. BMO Nesbitt Burns Inc., and RBC Dominion Securities Inc. acted as co-managers and Merrill Lynch Canada Inc., Mizuho Securities Canada Inc., ATB Securities Inc., SMBC Nikko Securities Canada Ltd., and Desjardins Securities Inc. acted as co-agents for the offering of the Notes.
The net proceeds received by Canadian Natural from the issuance and sale of the Notes will be used for general corporate purposes. Canadian Natural may also use the proceeds for the repayment of indebtedness. The net proceeds that are not utilized immediately may be invested in short-term marketable securities. The Notes were issued under the Company’s Canadian base shelf prospectus dated August 28, 2025 that allows for the issuance of debt securities in an aggregate principal amount of up to C$3.0 billion. The offering is targeted to close on December 8, 2025, subject to customary closing conditions. The short form base shelf prospectus and the pricing supplement relating to the Notes contain important detailed information about the Notes. Copies of these documents are, and in the case of the pricing supplement will be, available electronically on SEDAR+ at www.sedarplus.ca.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President VICTOR C. DAREL Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.